Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
($ in millions, except ratio)	June 30, 2016	June 30, 2015
Income before income taxes	$670	$662
Income related to equity method investees	(5)	(5)
	665	657
Add/(deduct):
Fixed charges	131	113
Interest capitalized	(1)	(8)
Distributed income of equity method investees	1	3
Earnings available for fixed charges	$796	$765
Fixed charges:
Interest expensed and capitalized (1)	$105	$86
Estimate of interest within rent expense	26	27
Total fixed charges	$131	$113
Ratio of earnings to fixed charges	6.1	6.8

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12